Exhibit 99.4

Consent of Independent Registered Chartered Accountants

We consent to the use in this Annual Report on Form 40-F of our report dated March 11, 2007 relating to the consolidated financial statements of Banro Corporation for the years ended December 31, 2006 and 2005, and to the reference to us under the heading “Interests of Experts” in the Annual Information Form dated March 30, 2007 filed as part of this Annual Report on Form 40-F.

/s/BDO Dunwoody LLP

Independent Registered Chartered Accountants

Toronto, Ontario, Canada

March 30, 2007